

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2014

Via E-mail
C. David Cush
President and Chief Executive Officer
Virgin America Inc.
555 Airport Boulevard
Burlingame, CA 94010

> **Re:** **Virgin America Inc.**
> **Registration Statement on Form S-1**
> **Filed July 28, 2014**
> **File No. 333-197660**

Dear Mr. Cush:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Inside Cover Page Artwork

1. Please revise to remove extensive narrative text that repeats information already contained in the summary and business sections. Please also revise the back cover page accordingly. For guidance, refer to Question 101.02 of the Securities Act Forms Compliance and Disclosure Interpretations.

Summary, page 1

2. We note your disclosure in the second full risk factor on page 29 that post-offering Cyrus Capital and the Virgin Group will possess significant voting power through such principal stockholders' common stock ownership. In an appropriate place, please revise this section to identify your principal stockholders and discuss such stockholders' post-offering control of the company. Please discuss such stockholders' voting power and any other governance arrangements, such as board representation rights, in sufficient detail so

that investors can clearly understand the corporate governance and control of the company going forward.

3. We note that you use the terms "premium" and "high-quality" to characterize your brand and certain aspects of your business here and throughout the prospectus. Please tell us, with a view towards revised disclosure, how you define these terms and substantiate these characterizations, particularly in comparison to your competitors. Please also provide us with support for your statement that you have an "industry-leading" inflight entertainment system.

4. We also note that you characterize your airline as both "premium-branded" and "low-cost." Please briefly discuss in the summary the characteristics of low-cost airlines and how you fit into that category. We note, for example, that you appear to be positioning yourself somewhere between the low-cost and legacy airlines based on your business strategy disclosure. Please also address the tension between maintaining your low-cost model while providing passengers with premium amenities and at the same time being able to maintain or improve upon your 2013 financial results, particularly in light of your history of losses in prior periods.

Overview, page 1

5. We note your disclosure in the first paragraph that you generate higher RASM than other low-cost carriers while maintaining a CASM comparable to that of other low-cost carriers. Please provide us with support for these statements. Please also provide us with support for any other PRASM, RASM , CASM and any other comparisons to other low-cost carriers or legacy airlines.

Our Competitive Strengths, page 2

World-Class Virgin Brand, page 2

6. Please revise the first, second and fourth sentences to state as your beliefs.

2014 Recapitalization, page 7

7. We note the disclosure on page 7 and elsewhere in the filing which indicates that the company will complete a recapitalization transaction under which you will repay or exchange certain related party notes, certain related party warrants will either be exercised or exchanged for shares of your common stock, and your outstanding shares of convertible and common stock of various classes will be converted into shares of your common stock. We further note from the discussion on page 52 that in connection with the recapitalization, you and certain entities affiliated with the Virgin Group will enter into an amended and restated license agreements related to the use of the Virgin name and brand. Given the significant impact it appears these transactions will have on your

financial condition, your capitalization and your future results of operations, please revise the registration statement to include pro forma financial information for the latest fiscal year and subsequent interim period presented in your financial statements, prepared in accordance with Article of 11 of Regulation S-X, which gives effect to the various transactions comprising the recapitalization transaction. We believe this information would be of material interest to potential investors pursuant to Rule 11-01(a)(8) of Regulation S-X since it would clearly explain the nature and amounts of the various adjustments that will be made to your historical financial statements as part of the recapitalization transaction. The pro forma financial information should be preceded by an introductory paragraph which briefly describes: (a) each transaction for which pro forma effects are presented, (b) the entities involved, (c) the periods presented, and (d) an explanation of what the pro forma presentation shows. Financial information should be presented in columnar form, with separate columns presenting historical results, pro forma adjustments, and pro forma results. Pro forma adjustments should be referenced to footnotes, which clearly explain the assumptions involved and how each adjustment was calculated or determined.

8. In a related matter, where you have presented pro forma data that includes the receipt of proceeds from your planned IPO, please confirm that you have presented the proceeds net of the shares sold by VX Employee Holdings, LLC as discussed on page 8.

The Offering, page 8

9. We note from the disclosure on page 8 under "Use of Proceeds" and elsewhere in the filing that 1,745,395 shares that are issued and outstanding will be sold by VX Employee Holdings, LLC, a Virgin America employee ownership vehicle that you consolidate, as part of the offering. We also note that you intend to distribute all of the net proceeds from the sale of these shares to your eligible teammates, which does not include your officers. Please tell us and explain in MD&A how you plan to account for the distribution of the proceeds from the sale of these shares. As part of your response and your revised disclosure, please explain whether you will be required to recognize any compensation expense in your financial statements in connection with the distribution of these offering proceeds to your teammates and explain how any expense to be recognized will be calculated or determined.

Summary Consolidated Financial and Operating Data, page 11

10. Please revise to disclose your historical basic and diluted earnings per share for each period for which consolidated statements of operations data has been presented in your summary consolidated financial and operating data.

Risk Factors, page 20

Our business has been and in the future may be materially adversely affected, page 20

The price of aircraft fuel may be high or volatile, page 20

11. Please revise to discuss and quantify whether current aircraft fuel prices are high or low in comparison to historical prices, so that investors can assess the discussed risk. Also, as appropriate, revise the subheading to address the current status of aircraft fuel prices so that investors can assess whether fuel prices are at a low or high point.

Our ability to obtain financing or access capital markets may be limited, page 24

12. Please revise to quantify your "significant obligations to purchase aircraft and spare engines," so that investors can assess the discussed risk. Please also quantify the associated "pre-delivery payment" obligations.

The "Virgin" brand is not under our control, page 25

13. We note your disclosure that two other airlines license and use the Virgin brand. Please revise to identify such airlines.

We depend on the Los Angeles and San Francisco markets, page 25

14. Please advise, with a view towards revised disclosure, whether you can add more flights at LAX and SFO without canceling other flights. In this regard, we note your growth strategy is partially based upon expanding service from your focus cities of Los Angeles and San Francisco. To the extent the limited facilities and capacities at LAX and SFO will impede your growth, please discuss in greater detail so that investors can assess the discussed risk.

Our credit card processors have the right to impose larger holdbacks, page 26

15. Please revise to quantify the "significant holdback requirements" imposed by your two primary credit card processors.

Concentrated ownership by our principal stockholders could materially adversely affect, page 29

16. We note that Cyrus Capital and the Virgin Group will continue to own a significant portion of your shares following completion of the offering and may have significant influence over your operations subsequent to the offering. In this regard, please revise your MD&A to disclose the existence of any current control relationship or significant influence that these entities currently have over your operations and any significant

influence over your operations that will continue to exist following the completion of the offering.

2014 Recapitalization, page 35

17. Please provide a brief description of the preferred shares and various categories of common shares and the terms of their conversion into shares of common stock. Please also clarify elsewhere in the prospectus, if true, that it is this conversion you are referring to when you state "on an as converted to common basis."

18. Please reconcile the $654.4 million of related party debt as disclosed on page 35 with the $713.6 million of related party debt disclosed in note (8) to your financial statements on page F-26.

19. We refer to the third full paragraph on page 36. Please explain the meaning of "exchanged" as it relates to warrants being exchanged for common stock as part of the 2014 Recapitalization. In this regard, please clarify whether the warrants will be exercised on a cashless basis for common shares or whether you will receive proceeds from the exercise of such warrants.

20. In a related matter, in the fourth full paragraph on page 36, please explain the circumstances under which you would be required to issue additional warrants with an exercise price of $.01 per common share. To the extent the issuance of new warrants is probable, you should disclose the probable value of the warrants you expect to issue and your planned accounting treatment for these warrants.

Use of Proceeds, page 38

21. You disclose on page F-30 that a portion of the proceeds from the sale of the 1,745,395 shares on behalf of Employee LLC will be returned to the company to repay the balance on an outstanding loan. Please revise the second paragraph of this section to disclose the portion of the proceeds that will go to eligible teammates and the portion that will be returned to the company to repay the loan.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Other Income (Expense), page 54

22. We note from the discussion in the second paragraph on page 54 that you capitalize interest attributable to funds used to finance the acquisition of new aircraft as an additional cost of the related asset beginning approximately two years prior to the intended delivery date. Please tell us and explain on page 54 why capitalization of

interest is appropriate for approximately two years prior to the intended delivery date of the related aircraft.

Critical Accounting Estimates, page 56

Debt Modification, page 59

23. Please revise your discussion of the 2013 Recapitalization on page 59 to explain in further detail the significant terms of the debt modifications that occurred and the new debt and warrants that were issued as part of this recapitalization transaction. As part of your response and your revised disclosure, please explain in further detail why this transaction should be accounted for as a troubled debt restructuring pursuant to the guidance outlined in ASC 470-60. Also, please tell us and revise to disclose how you determined the fair value of the related party warrants that were issued in connection with this transaction.

Lease Amendments, page 59

24. We note the discussion on page 59 indicating that in connection with the 2013 Recapitalization, you amended most of your lease agreements in connection with your existing aircraft lessors and also extended the lease terms on certain of your existing leases by three to five years. We further note from the discussion on page 60, that as a result of extending certain of your lease terms, certain major aircraft and engine maintenance events are expected to occur within the extended lease terms and as a result, certain lease incentives associated with supplemental rent payments that were previously expensed are now expected to be recovered by virtue of the lease term extension. We further note that these lease incentives were recorded as an increase to aircraft maintenance deposits and an increase to other liabilities in your consolidated balance sheets in 2013. Please tell us and revise to disclose, if material, the amount of the lease incentives associated with supplemental rental payments that were previously expensed that have been reflected as an increase to aircraft maintenance deposits and other liabilities in your 2013 consolidated balance sheets. Also, please explain in further detail how the amounts of these adjustments were determined and explain whether there was any impact to your previously recognized supplemental rent payments.

Results of Operations, page 61

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013, page 61

Operating Expenses, page 62

Sales and marketing, page 63

25. We note the discussion on page 63 indicating that sales and marketing expense increased by $6.3 million from the three months ended March 31, 2013 to the three months ended March 31, 2014 primarily due to $5.0 million in one-time credits recognized during the three months ended March 31, 2013. We further note that these one-time credits consisted of a contract termination payment from a former software system provided and a contractual marketing incentive. Please tell us in further detail the nature and amounts received from the contract termination payment and contractual marketing incentive payment and explain in further detail why you believe it was appropriate to recognize these credits in full during the three month period ended March 31, 2013.

Other Income (Expense), page 64

26. Please revise to explain in further detail why the 2013 Recapitalization resulted in a decrease in your interest expense of $21.6 million during the three months ended March 31, 2014 as compared to the comparable period of 2013. As part of your revised disclosure, please indicate what portion of the decrease was due to a reduction in your debt obligations and what portion was due to a reduction in interest rates. Your discussion of your other income (expense) for 2013 compared to 2012 should be similarly revised.

Liquidity and Capital Resources, page 69

27. We note from page 70 that as a result of lease amendments in 2013, you received $8.4 million and $2.3 million in maintenance deposit rebates in 2013 and the first quarter of 2014, respectively. In this regard, please tell us why your lease amendments resulted in the receipt of a rebate and revise to explain how you accounted for such rebates in your financial statements.

Commitments and Contractual Obligations, page 73

28. Given the significant changes in your outstanding obligations that are expected to occur as a result of the 2014 Recapitalization, please revise to include a pro forma table of your contractual commitments that gives effect to the 2014 Recapitalization and any other material changes in your outstanding contractual obligations that have occurred since December 31, 2013.

Management, page 93

Agreements or Understandings, page 96

29. Please revise this section to clarify and identify, to the extent applicable, whether the Virgin Group currently has a representative on your board of directors. In this regard, we note that Mr. Lovell is associated with the Virgin Group.

Executive Compensation, page 101

Summary Compensation Table, page 107

30. We note your disclosure in the Fiscal 2013 Awards section on page 105 that in 2013 you repriced or modified certain NEO stock options. Please confirm that the "Option Awards" column of the table includes the incremental fair value, computed as of the repricing or modification date in accordance with FASB ASC Topic 718, with respect to the repriced or modified awards or, alternatively, revise as applicable. Refer to Instruction 2 to Item 402(c)(2)(v) and (vi) of Regulation S-K. If applicable, please also revise the Grants of Plan-Based Awards in 2013 table on page 108 pursuant to Item 402(d)(2)(viii) of Regulation S-K.

Certain Relationships and Related Transactions, page 121

Related-Party Warrants, page 122

31. We note from the table on the top on page 122 that a significant number of the company's outstanding stock warrants are held by Cyrus Capital and the Virgin Group as well as by an entity affiliated with certain members of your board of directors. Please revise the notes to your financial statements to disclose the numbers and significant terms of those warrants that are held by related parties. Also, please explain in the notes to your financial statements how you valued and accounted for any warrants that were issued to related parties. Refer to the guidance outlined in ASC 850-10-50.

32. Please revise footnote 1 to the table on page 122 to identify the members of the board of directors who hold limited liability company interests of VAI MBO Investors LLC.

Principal and Selling Stockholders, page 125

33. Refer to footnotes 1, 2, and 6. Please note that for the purposes of Exchange Act Rule 13d-3(a), beneficial ownership is not determined based on pecuniary interest. Please revise each footnote accordingly or tell us why such a disclaimer is appropriate.

34. We note that you have not identified Employee LLC, VAI Partners LLC or Cyrus Capital as a selling shareholder with respect to the 1,745,395 shares that are being sold in the offering for Employee LLC. We also note that you report these shares as beneficially owned by VAI Partners LLC. Please explain to us who owns these shares, how they are being sold in this offering and why you have not identified a selling stockholder with respect to these shares.

Description of Capital Stock, page 128

35. Please disclose whether there will be any non-voting common stock outstanding upon consummation of the offering, and if so, who will hold those shares. If there will not be any shares of non-voting common stock outstanding, please discuss the reason for having such a class of securities as part of your capital structure.

Registration Rights, page 129

36. Please advise where these registration rights are memorialized. Please note that we may have additional comments upon review of your response.

Underwriting, page 139

37. Please disclose that the selling stockholders may be deemed underwriters.

Financial Statements, page F-1

38. We note from the discussion on page 9 that you may effect a reverse stock split of your common shares in connection with the consummation of the offering. Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect to any reverse stock split that is completed in connection with the offering as required by SAB Topic 4:C and ASC 260-10-55-12.

Consolidated Statements of Operations, page F-5

39. We note from the discussion on page 54 of MD&A that interest expense on related party long-term debt accounted for 91%, 97%, and 96% of your interest expense in 2011, 2012, and 2013. Given the materiality of this related-party interest expense to your results of operations, please revise your consolidated statements of operations to separately disclose this related-party interest expense on the face of your consolidated statements of operations. Refer to the guidance outlined in Rule 4-08(k) of Regulation S-X.

Notes to Consolidated Financial Statements, page F-9

 (2) Unaudited Pro Forma Balance Sheet, page F-9

40. We note that in connection with the 2014 Recapitalization, the company's preferred stock and various classes of common stock will convert into the company's common stock. Please revise to disclose the conversion terms under which the preferred shares and various categories of common shares will convert into the company's common stock. Also, we note that in connection with this transaction, the company will execute with affiliates of the Virgin Group an amended license agreement related to the Virgin name and brand increasing the royalty payment for the defined term of the agreement. Please revise to explain in further detail how this revised licensing arrangement will be reflected in the pro forma balance sheet.

(3) 2013 Recapitalization, page F-10

41. We note from page F-11 that you accounted for the 2013 Recapitalization as a troubled debt restructuring given that the creditors granted a concession by reducing the aggregate amount of debt. Please note that in order for troubled debt restructuring accounting to apply, the debtor must have been experiencing financial difficulties as outlined in paragraphs 7 through 9 of ASC 470-60-55. Please tell us whether you were experiencing financial difficulties as explained in the ASC 470-60-55. To the extent you were not experiencing financial difficulties, please revise to evaluate the modification of your debt under paragraphs 6 through 12 of ASC 470-50-40.

42. Please reconcile the debt exchanged as disclosed in (a) and (b) on page F-10 of $687.5 million in the aggregate with the amount reflected in the table on page F-11 in the pre-restructuring balance held by the Virgin Group and Cyrus Capital of $688.7 million in the aggregate. Also, please reconcile the new debt issued per (a) and (c) on page F-10 of $444.1 million in the aggregate with the balance after restructuring per the table on page F-11 of $529.8 million in the aggregate. Also, please explain why the $369.1 million of related party debt has not been reflected in the table on page F-11 in a manner similar to the $75.0 million of new debt that was issued. In a related matter, given that new debt in the aggregate amount of $444.1 million as disclosed in (a) and (c) on page F-10 and warrants with a fair value of $83.4 million as disclosed in the first paragraph on page F-11 were exchanged for aggregate debt of $688.7 million as indicated in the table on page F-11, please explain in further detail why this resulted in a gain of $150.5 million rather than a gain of approximately $161 million. As part of your response, please provide us with your calculations of the concessions associated with the debt held by both the Virgin Group and Cyrus Capital at the date of the 2013 Recapitalization.

43. We note from the disclosure in Note 3 that you issued warrants with various terms in connection with the 2013 Recapitalization transaction. Please revise note 3 to disclose the method and significant assumptions that were used to calculate or determine the fair

value of the warrants that were issued in this transaction. In a related matter, the notes to your financial statements should also be revised to explain how you valued and accounted for any other warrants issued during the various periods that have been presented in your consolidated financial statements.

(4) Summary of Significant Accounting Policies, page F-12

(f) Property and Equipment, page F-12

44. Please revise to disclose the range of estimated useful lives and lease terms of your aircraft and engine leasehold improvements.

(i) Deferred Rent and Deferred Rent Credits, page F-13

45. We note from the disclosure on page F-14 that in connection with the 2013 Recapitalization, you recognized $30.1 million of maintenance deposits that are now expected to be utilized as a result of the extended lease terms. Please tell us your accounting for such amounts prior to the recapitalization and explain the offsetting entry recorded in order to record these maintenance deposits.

46. Your disclosure on page F-14 indicates that you are amortizing your rights to receive reimbursement from the lessor for maintenance events for aircraft that were used prior to the effective date of your leases over the term of the lease. Please explain why you are not amortizing such amounts over the period of time until the next planned major maintenance event consistent with other maintenance deposits.

(n) Share-Based Compensation, page F-17

47. To the extent the estimated IPO price is expected to differ significantly from the most recent fair value determined for your common shares, please tell us the significant factors and events contributing to the significant changes in fair value of the underlying stock leading up to the expected IPO. This discussion should generally explain any significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes that resulted in the changes in the fair value of your shares and related stock-based compensation. Refer to the guidance outlined in section 14.13 of the AICPA Audit and Accounting Guide, *Valuation of Privately- Held- Company Equity Securities Issued As Compensation*.

(8) Long-Term Debt, page F-26

48. We note from the disclosure in footnote (c) on page F-27 that the proceeds from the issuance of the FNPA notes were allocated between the FNPA notes and the warrants on a "residual fair value basis" which resulted in $5.6 million of the proceeds being recorded to additional paid-in-capital representing the value of the warrants. Please indicate

whether your use of the "residual fair value basis" for the allocation of the proceeds should be revised to indicate that you utilized the relative fair values of the debt and warrants for purposes of allocating the total debt proceeds between the debt and warrants as required by ASC 470-20-25-2. If not, please explain why you believe the use of the "residual fair value basis" was an appropriate method for allocating the debt proceeds between the debt and related warrants issued.

(11) Share-Based Compensation, page F-33

49. Please clarify why you have not recognized expense in connection with share-based awards with performance conditions during any of the years presented in your financial statements. In this regard, we note that you believe that the performance condition was not probable of occurring, however, we further note from page F-17 that certain awards will vest upon a qualifying IPO, and from the disclosure on page F-34 it appears that a substantial portion of your performance awards are expected to vest. Your response should clearly explain those awards for which compensation expense has been recognized, those awards for which it has not been recognized, and the amount of possible compensation expense upon the occurrence of the vesting conditions. For those awards with performance conditions that are satisfied upon completion of the IPO, please revise your MD&A to disclose the amount of compensation expense you expect to recognize in connection with the IPO and the related vesting of such awards.

(14) Related-Party Transactions, page F-40

50. Please revise to provide separate disclosure in your consolidated statements of operations of the license fee expense paid to Virgin Enterprises Limited, a company affiliated with one of your principal shareholders, during all periods presented. Refer to the guidance outlined in Rule 4-08(k) of Regulation S-X.

Exhibit Index

51. We note that the Certain Relationships and Related Transactions section on page 121 discloses a number of related-party agreements, such as license agreements, related-party warrants and related-party notes. We note also that you have not filed any related-party warrants or related-party notes. Please advise why these agreements have not been filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

52. Please file, when available, the 2014 Recapitalization Agreement, the Post-IPO Note, the Letter of Credit Facility and any amended and restated license agreements related to your use of the Virgin name and brand. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

General

53. Please update the financial statements as necessary to comply with Rule 3-12 of Regulation S-X.

54. A currently dated consent of the independent registered public accountants should be included as an exhibit to any future amendments to the Form S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
       Tad J. Freese
       Latham & Watkins LLP